                            UNITED STATES                   OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION   OMB Number: 3235-0058
                        WASHINGTON, D.C. 20549         Expires: January 31, 2002
                                                       Estimated average burden
                             FORM 12b-25               hours per response...2.50
                       NOTIFICATION OF LATE FILING
                                                          SEC FILE NUMBER
                                                             0--16715
                                                            CUSIP NUMBER
                                                             71921H505

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q __ Form N-SAR

                 For Period Ended: September 30, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type

   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

PhoneTel Technologies, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

North Point Tower, 7th Floor   1001 Lakeside Avenue
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Address of Principal Executive Office (Street and Number)

Cleveland, OH  44114-1195
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

The subject report could not be filed without unreasonable effort or expense because additional time is needed to finalize an amendment to the Registrant's loan agreement with its lenders regarding amounts currently due under the loan agreement and waivers relating to financial covenants included therein. The execution of the amendment will have a material impact on the disclosure to be made in the subject report and therefore additional time is required to make the appropriate changes.

                                   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE
                                   COLLECTION OF INFORMATION CONTAINED IN THIS
(ATTACH EXTRA SHEETS IF NEEDED)    FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
                                   NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Don Paliwoda                   (216)              875-4303
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          X Yes   __ No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment A incorporated by reference into this Form 12b-25.
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                             PhoneTel Technologies, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 15, 2001               By /s/  Richard P. Kebert
    --------------------               ----------------------------------------
                                             Richard P. Kebert
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                          PHONETEL TECHNOLOGIES, INC.
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING
                    FOR THE PERIOD ENDED SEPTEMBER 30, 2001


                                  ATTACHMENT A
                                  ------------



This Attachment A includes this page and a draft of the Registrant's Consolidated Statements of Operations (Unaudited) for the quarters ended September 30, 2000 and 2001. The following is a narrative of significant changes in results of operations in 2001 from the corresponding period of the preceding year.

The Registrant's third quarter 2001 revenues decreased by $4,200, or 26.2%, due to a reduction in the average number of pay telephones operated by the Registrant and the continuing impact of wireless communications on payphone usage. Costs and expenses decreased by $4,689, or 22.3%, due to decreases in depreciation and amortization and the write-off of intangible assets resulting from the removal of payphones that had become unprofitable. Costs and expenses also declined due to cost reduction initiatives of the Registrant. The loss from operations decreased from $5,021 in the third quarter of 2000 to $4,532 in the current quarter due primarily to the Registrant's cost reductions. The net loss in the third quarter decreased by $447, or 5.7% due to the decline in loss from operations offset by a slight increase in interest expense.

                   PHONETEL TECHNOLOGIES, INC. AND SUBSIDIARY
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                  ATTACHMENT A
                                  ------------


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
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                                                       THREE MONTHS ENDED SEPTEMBER 30
                                                       -------------------------------
                                                            2000            2001
                                                       -------------     -------------

REVENUES:
      Coin calls                                        $      8,688     $      6,924
      Non-coin telecommunication services                      7,162            4,546
      Other                                                      167              347
                                                        ------------     ------------
                                                              16,017           11,817
                                                        ------------     ------------


COSTS AND EXPENSES:                                           21,038           16,349
                                                        ------------     ------------
Loss from operations                                          (5,021)          (4,532)

OTHER INCOME (EXPENSE):
      Interest expense                                        (2,848)          (2,882)
      Interest and other income                                   55               47
                                                        ------------     ------------
                                                              (2,793)          (2,835)
                                                        ------------     ------------
NET LOSS                                                     ($7,814)         ($7,367)
                                                        ============     ============


NET LOSS PER COMMON SHARE, BASIC AND DILUTED                  ($0.77)          ($0.72)
                                                        ============     ============

Weighted average number of shares, basic and diluted      10,189,684       10,189,684
                                                        ============     ============